File #:0-12600

SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2003

NORSAT INTERNATIONAL INC.

(Registrant’s Name)

  300 – 4401 Still Creek Drive
Burnaby, BC V5C 6G9
Canada

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc. (Registrant)

Date: March 13, 2003	By:	/s/ Troy Bullock

Troy Bullock
CFO

NEWS RELEASE
For Immediate Release

2002 year-end and fourth quarter results
reflect leaner organization and strategic focus
on Norsat OmniLink™ family of portable terminals

Burnaby, British Columbia, Canada (March 13, 2003, 7 pm PST) — Norsat International Inc. (NASDAQ — NSAT; TSX — NII) today announced its financial results for the fourth quarter and year ended December 31, 2002, which reflect a combination of factors: the overall slowdown in the telecommunications sector globally, reduced revenues in Norsat’s traditional microwave and open systems businesses but better margins overall, a lower underlying cost structure, and promising initial results for the Norsat OmniLink™ portable satellite terminal product line.

Financial Results

Revenues in fiscal 2002 were $14,674,806, down 29% from the $20,598,950 earned in fiscal 2001, primarily due to lower sales of Microwave Products and Open Networks. The lower revenues reflect the continued overall slowdown in world telecommunications markets, which has resulted in on-going delays in satellite infrastructure projects. The revenue decline was partially offset by the first sales of the Company’s new portable satellite terminal equipment known as Norsat SecureLink™ (previously known as the pico-terminal). Fourth quarter 2002 revenues were $3,432,194, down 41% from the $5,845,998 earned in the same period last year primarily due to a large sale of Open Networks to China in the fourth quarter of 2001.

Gross margins in 2002 declined slightly from the previous year, contributing $6,082,180 in 2002, compared to $6,360,232 in fiscal 2001. As a percentage of revenue, margins improved significantly, increasing to 41% in 2002 from 31% in 2001. The improvement was achieved largely by focusing sales activities on higher margin Microwave Products and as a result of the first Norsat SecureLink™ sales to a military client. Gross margins in the fourth quarter of 2002 were 33% of revenue, almost identical to that achieved in the same period last year.

“As expected, revenues in our traditional business areas have been slow, but we are beginning to see the early success of the Norsat OmniLink™ family and in particular, Norsat SecureLink™,” said Yutaka Ueda, Norsat’s President and Chief Executive Officer.

During 2002, the company continued to restructure its operations, not only to achieve overhead cost reductions, but to also invest in new marketing and sales capabilities required to address the OmniLink™ market. As a result, selling, general, and administrative (SG&A) expenses for 2002 declined 4% to $5,830,112 from $6,080,904 in 2001 generating savings that more than offset the significant investments made in new sales and marketing resources. SG&A expenses were $1,411,540 in the fourth quarter, 2% lower than the $1,445,176 in the same period last year.

In the past year, the Company has re-focused its product development activities and eliminated non-strategic development projects. Product development expenditures, guided by a disciplined strategy and comprehensive marketing plan, were $5,102,929 in fiscal 2002, a decrease of 29% from $7,137,710 in the same period last year. The 2002 investments in product development, all of which has been expensed, are now solely focused on the new Norsat OmniLink™ portable satellite terminals. Product development expenses increased 73% to $1,635,045 in the fourth quarter of 2002, from $947,836 in 2001 due to increased Norsat OmniLink™ activity.

The two initial applications of Norsat OmniLink™ technology — Norsat SecureLink™, developed for military and other security-related applications and Norsat NewsLink™, designed for the satellite news gathering (SNG) market — have already been demonstrated and received positively in the market. The Company is working to build and expand on these successes and foresees future applications for the technology, which enables the transmission of high quality voice, video and data signals from remote areas for emergency response, security and resource exploration.

In 2002, Technology Partnerships Canada (TPC) contributions totaled $2,829,821, compared to $4,217,012 in 2001. The reduction in TPC finding is proportional to the overall reduction in product development expenditures. In the fourth quarter of 2002, TPC contributions were $1,278,838, compared to $1,003,752 in the same period last year.

The net effect of the above factors was a reduction in the loss from continuing operations before amortization, write-down, restructuring, other expenses and income taxes from $2,641,370 in 2001 to $2,021,040 in 2002, a decline of 23%. The loss in the fourth quarter of 2002 was $625,206 compared to a profit of $594,288 in the same period last year. The 2001 fourth quarter results included the Open Networks sale to China that was previously noted.

The loss from continuing operations for the year declined 73% from $22,597,784 in 2001 to $6,181,577 in 2002, due to lower amortization and write-downs of goodwill and intangibles. This was partially offset by higher charges for restructuring. In the fourth quarter of 2001, the above costs totaled $14,322,126 compared to just $578,855 in the same period in 2002 resulting in a loss from continuing operations of $13,701,030 in 2001 compared to $1,493,078, in the fourth quarter of 2002.

The Company significantly reduced its net loss for fiscal 2002 compared to 2001. The net loss for fiscal 2002 was $6,270,261 or $0.19 per share, compared to a loss of $22,572,460 or $0.71 per share in fiscal 2001. The net loss for the fourth quarter of 2002 was $1,581,762 or $0.05 per share, compared to a net loss of $13,675,706 or $0.41 per share during the same period in 2001.

Quarterly Highlights

•	Norsat, delivered a broadband open network system to a Singaporean educational institution.

•	The Norsat OmniLink™ product and engineering team focused on the development, market research, customer needs analysis, and strategic marketing of Norsat OmniLink™. The Company participates in many major satellite technology exhibitions worldwide, and will have a major presence at the National Association of Broadcasters (NAB) exhibition and conference in Las Vegas in early April.

•	CBS News agreed to purchase two Norsat NewsLink™ portable terminals. Subsequent to the year-end, a second major US news network, which requested confidentiality, purchased a NewsLink™ unit, also for deployment in Kuwait.

Liquidity and Capital Resources

The Company’s cash balance at December 31, 2002 was $2,907,811, compared to $2,160,678 at December 31, 2001 and $2,390,888 at the end of the previous quarter.

The Company had total working capital of $6,903,355 at December 31, 2002, compared to $5,912,142 at December 31, 2001 and $7,298,276 at the end of the previous quarter.

This change in the Company’s working capital position was a result of financing agreements that contributed $3,414,792 during the first half of 2002 and a further $970,386 during the third quarter, which was offset by $3,382,828 used in year-to-date continuing operations. Accounts payable and accrued liabilities decreased by $594,867 from December 31, 2001, as cash was used to reduce amounts owing to key suppliers and fund restructuring costs incurred previously.

Property and equipment decreased from $4,262,206 at December 31, 2001 to $2,696,490 at December 31, 2002, as a result of amortization and disposal of certain assets. This was partially offset by capital spending of $228,479 primarily relating to the buyout of equipment lease agreements.

Significant Accounting Policies and Estimates

Significant accounting policies are described in note 2 to the Consolidated Financial Statements included in Norsat’s 2001 Annual Report. A discussion of the critical accounting policies and the related estimates, are included in Management’s Discussion and Analysis of Results of Operations and Financial Condition in the 2001 Annual Report. There were no significant changes in accounting policies or estimates since the fiscal year ended December 31, 2001, other than those discussed in note 2 of the following unaudited financial statements for the period ended December 31, 2002.

Quantitative and Qualitative Disclosures About Market Risk

The Company has operations in Canada and a number of countries outside of North America and therefore is subject to risks typical of an international business including, but not limited to differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange rate volatility. Accordingly, the future results could be materially adversely affected by changes in these or other factors.

The Company’s sales and corresponding receivables are substantially in U.S. dollars. However, the Company incurs the majority of its research and development, customer support costs and administrative expenses in Canadian and other local currencies. Norsat is exposed, in the normal course of business, to foreign currency risks on these expenditures. The Company has evaluated its exposure to these risks and has determined that its only significant foreign currency exposure at this time is to the U.S. dollar. At this time, the Company does not believe its exposure to other currencies is material.

The Company does not engage in hedging transactions as historically its gains and losses on foreign currency transactions have not been significant.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

Conference Call

Please join Norsat CFO Mr. Troy Bullock on Friday, March 14, 2003 at 1:00 pm (Eastern Time) for a live conference call to discuss fourth quarter results. For those participants in the 604 area, dial 604.630.1131; in North America, dial 1.866.613.5220; for International calls, dial +1.604.630.1131. With a touch-tone phone, press 8310916 #. A taped replay will be available on Norsat’s corporate website on March 17, 2003.

Financial Statements
Norsat International Inc.
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31,	December 31,
	2002	2001
	(Unaudited)	(Audited)

Assets
Current assets:
Cash and cash equivalents	$2,907,811	$2,160,678
Short-term investment	71,965	—
Accounts receivable	4,314,419	4,761,064
Inventories	5,488,813	5,969,642
Prepaid expenses and other	419,927	401,220
Current assets from discontinued operations	504,364	1,268,030

	13,707,299	14,560,634

Property and equipment	2,696,490	4,262,206
Goodwill	440,095	440,095
Other assets	182,017	761,986

	$17,025,901	$20,024,921

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$1,989,818	$2,391,282
Accrued liabilities	3,211,479	3,404,882
Current liabilities from discontinued operations	1,268,805	2,281,710
Deferred revenue	333,842	570,618

	6,803,944	8,648,492

Long-term debt (note 3(b))	1,251,442	—

Shareholders’ Equity:
Share capital (note 4)	34,715,368	32,974,213
Contributed surplus	1,188,741	1,000,000
Equity component of long-term debt	1,909,127	—
Deficit	(28,842,721)	(22,572,460)
Cumulative translation adjustment	—	(25,324)

	8,970,515	11,376,429

	$17,025,901	$20,024,921

Norsat International Inc.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended		Year ended
	December 31,		December 31,

	2002	2001	2002	2001

Sales	$3,432,194	$5,845,998	$14,674,806	$20,598,950

Cost of Sales	2,289,653	3,862,450	8,592,626	14,238,718

	1,142,541	1,983,548	6,082,180	6,360,232

Expenses
Selling, general and administrative	1,411,540	1,445,176	5,830,112	6,080,904
Product development	1,635,045	947,836	5,102,929	7,137,710
Technology Partnerships Canada funding	(1,278,838)	(1,003,752)	(2,829,821)	(4,217,012)

	1,767,747	1,389,260	8,103,220	9,001,602

(Loss) income from continuing operations before amortization, write-down, restructuring, other expenses and income taxes	(625,206)	594,288	(2,021,040)	(2,641,370)

Write-down of goodwill	—	10,896,486	—	10,896,486
Amortization and write-down of other intangibles	299,536	3,022,636	1,766,507	7,426,838
Restructuring charge	279,319	413,004	1,658,858	1,274,004

	578,855	14,332,126	3,425,365	19,597,328

Loss from continuing operations before other expenses and income taxes	(1,204,061)	(13,737,838)	(5,446,405)	(22,238,698)

Other expenses (earnings) (note 5)	283,517	(71,808)	729,672	324,086

Loss from continuing operations before income taxes	(1,487,578)	(13,666,030)	(6,176,077)	(22,562,784)

Income taxes	5,500	35,000	5,500	35,000

Loss from continuing operations	(1,493,078)	(13,701,030)	(6,181,577)	(22,597,784)

(Loss) recovery from discontinued operations	(88,684)	25,324	(88,684)	25,324

Net loss	(1,581,762)	(13,675,706)	(6,270,261)	(22,572,460)

Deficit, beginning of period	(27,260,959)	(54,186,827)	(22,572,460)	(45,290,073)

Reduction in deficit upon recapitalization	—	45,290,073	—	45,290,073

Deficit, end of period	$(28,842,721)	$(22,572,460)	$(28,842,721)	$(22,572,460)

Basic and fully diluted net loss per common share	$(0.05)	$(0.41)	$(0.19)	$(0.71)

Norsat International Inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended		Year ended
	December 31,		December 31,

	2002	2001	2002	2001

Cash provided by (used in):
Operations:
Loss from continuing operations	$(1,493,078)	$(13,701,030)	$(6,181,577)	$(22,597,784)
Items not involving cash:
Write-down of investment	—	—	—	609,477
Amortization and write-down of other intangibles	299,536	13,919,122	1,766,507	18,323,324
Issuance of common shares for services	—	67,500	259,845	67,500
Loss on disposal of property and equipment	197,753	—	197,753	—
Restructuring	131,586	—	131,586	—
Interest expense	16,380	—	322,325	—
Loss on conversion of promissory note	43,609	—	43,609	—
Changes in non-cash working capital (note 7)	1,787,996	159,181	77,124	(3,889,916)

Cash provided by (used in) continuing operations	983,782	444,773	(3,382,828)	(7,487,399)

(Loss) recovery from discontinued operations	(88,684	25,324	(88,684)	25,324
Items not involving cash:
Other	25,324	—	25,324	—
Changes in non-cash working capital	(198,129)	(721,824)	93,968	4,314,547

Cash (used in) provided by continuing operations	(261,489)	(696,500)	30,608	4,339,871

	722,293	(251,727)	(3,352,220)	(3,147,528)
Investments:
Net purchase of property and equipment	(66,518)	(82,628)	(228,479)	(641,590)
Purchase of short-term investment	(71,965)	—	(71,965)	—

	(138,483)	(82,628)	(300,444)	(641,590)
Financing:
Issue of common shares	18,513	(442,457)	970,386	4,573,517
Issue of promissory note	(83,161)	—	2,953,188	—
Issue of long-term debt	(16,858)	—	461,604	—
Decrease in bank indebtedness	—	—	—	(2,903,047)

	(81,506)	(442,457)	4,385,178	1,670,470
Effect of change in exchange rates on cash	14,619	49,152	14,619	49,152

Increase (decrease) in cash and cash equivalents	516,923	(727,660)	747,133	(2,069,496)

Cash and cash equivalents, beginning of period	2,390,888	2,888,338	2,160,678	4,230,174

Cash and cash equivalents, end of period	$2,907,811	$2,160,678	$2,907,811	$2,160,678

Supplemental cash flow disclosure (note 7)

Norsat International Inc.
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
(Unaudited)

1	Continuing operations:

These interim consolidated financial statements (the “financial statements”) have been prepared on the going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company achieving profitable operations to generate sufficient cash flows to fund continued operations, or, in the absence of adequate cash flows from operations, obtaining additional financing. The Company has reported losses and negative cash flows from operations for the three months and year ended December 31, 2002 and in prior periods.

Management has undertaken to significantly reduce costs through a series of actions including, but not limited to, reducing the number of employees and reducing operating costs. Management is also pursuing additional revenue sources from its portable terminals and is considering other financing alternatives for its operations. There can be no assurances that such financing, if required, will be available on a timely or cost effective basis. The Company will continue to evaluate its projected expenditures relative to its available cash and to evaluate additional means of financing and cost reduction strategies in order to satisfy its working capital and other cash requirements.

2	Significant accounting policies:

(a)	Basis of presentation:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial reporting, and the accounting polices used, except as noted, are consistent with the most recent annual financial statements. These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements, and accordingly, should be read together with the audited annual consolidated financial statements, accompanying notes and management discussion and analysis included in the Company’s 2001 Annual Report.

(b)	Goodwill and other intangible assets:

Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) section 1581, “Business Combinations” and CICA section 3062, “Goodwill and Other Intangible Assets”. The Business Combinations section addresses, in part, the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. The Goodwill and Other Intangible Assets section addresses the continuing measurement and valuation of intangible assets and goodwill. Under this section, goodwill and intangible assets with indefinite lives are not amortized but are tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Intangibles with finite lives, continue to be amortized over their estimated useful lives, which are reviewed annually. Previously the Company recognized assembled workforce, which represented the estimated value of a trained workforce obtained as part of a business combination, as an intangible asset that was amortized on a straight-line basis over its estimated useful life of two years. Under the new sections, this would not be recognized as an intangible asset apart from goodwill. In accordance with the sections, these changes are not applied retroactively and the amounts presented for prior periods have not been restated.

2	Significant accounting policies (continued):

(b)	Goodwill and other intangible assets (continued):

If goodwill amortization had not been recorded, net loss and loss per share would be as follows:

	Three months ended		Year ended
	December 31,		December 31,

	2002	2001	2002	2001

Reported net loss	$(1,581,762)	$(13,675,706)	$(6,270,261)	$(22,572,460)
Goodwill amortization	—	855,795	—	3,423,180

Adjusted net loss	$(1,581,762)	$(12,819,911)	$(6,270,261)	$(19,149,280)

Basic and fully diluted adjusted net loss per common share:	$(0.05)	$(0.39)	$(0.19)	$(0.60)

Had amortization of goodwill not been recorded during these periods, an additional write-down of goodwill of the same amount would have been required. Accordingly, this change has had no effect on prior periods financial statements presented.

(c)	Stock-based compensation:

Effective January 1, 2002, the Company adopted CICA section 3870, “Stock-Based Compensation and Other Stock-Based Payments”. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires the fair value based method of accounting for certain, but not all, stock-based transactions. The standard permits, and the Company has elected for stock option grants to employees and directors to be accounted for using the intrinsic value method. Accordingly, no compensation cost has been recognized in 2002 for such grants beginning on or after January 1, 2002 as the exercise price is equal to the market price of the stock on the date of grant.

During the three months ended December 31, 2002 no options were granted. During the year ended December 31, 2002 the Company granted options to purchase 1,312,450 common shares with an average exercise price of $1.60 per common share.

If compensation cost for the Company’s employee stock options issued on or after January 1, 2002 had been determined based on the fair value method at the applicable grant dates, the Company’s pro forma net loss would have increased by $144,000 to $1,725,762 and loss per common share of $0.05 would remain unchanged for the three months ended December 31, 2002. For the year ended December 31, 2002 the Company’s pro forma net loss would have increased by $245,000 to $6,515,261 and loss per common share of $0.19 would remain unchanged. The weighted average fair value of options granted during 2002 was $0.90. The fair value of options was determined using the Black-Scholes valuation model assuming an average option life of three years, no dividends, average expected volatility of 90%, and risk-free interest rates of 3%.

3	Promissory note and long-term debt:

(a)	Promissory note:

On January 28, 2002, the Company issued an unsecured promissory note for net cash proceeds of $461,604 (US$300,000) repayable on January 29, 2003, that bears interest at 8% per annum. The interest is payable by issuing 13,333 common shares of the Company at maturity. The promissory note also included 35,334 share purchase warrants. The warrants expire after five years, and entitle the holder of each warrant to purchase one common share of the Company for US$2.01. A financing fee was paid consisting of US$7,500 cash, 4,167 common shares of the Company and 17,667 share purchase warrants with similar terms. The proceeds of the financing allocated to the interest component and also the fair value of the detachable share purchase warrants was recorded as an equity component of the note financing, reducing the amount assigned to the debt component. The debt component is accreted to its fair value over the term to maturity as a non-cash interest expense charge.

On September 24, 2002, a commitment was reached under which the promissory note including all interest obligations, was to be settled by the Company issuing 324,000 common shares, which had a fair value of $498,960, resulting in a loss on debt settlement of $43,609. At December 31, 2002 the share purchase warrants remain unexercised.

(b)	Long-term debt:

December 31, 2002

Face value of long-term debt	$3,188,403
Less: Fair value of conversion option	2,123,584

1,064,819
Add: Accretion to December 31, 2002	186,623

Carrying value of long-term debt	$1,251,442

On March 28, 2002, the Company completed a financing agreement (US$2,000,000) for net cash proceeds of $2,953,188. The financing consisted of 8% per annum unsecured convertible notes maturing March 31, 2007. The notes are convertible into common shares of the Company at a price of US$1.70 per share at the holder’s option at any time. The Company is allowed to force the conversion of the notes into common shares of the Company, if the shares trade above US$3.40 for two consecutive days over the term to maturity of the notes. The cost of the financing totaled $307,966 and included cash, 50,000 share purchase warrants with a fair value of $72,751 determined using the Black-Scholes valuation model. The share purchase warrants expire after three years, and entitle the holder to purchase one common share of the company for US$1.70.

Financing costs of $93,509 were recorded as deferred financing costs on the balance sheet, with the balance of $214,457 recorded as a charge on the equity component of long-term debt. The net proceeds of the financing allocated to the estimated fair value of the conversion option of $1,909,127 have been recorded as equity component of long-term debt. The carrying amount of the debt is being accreted to its face value over the term to maturity through charges to non-cash interest expense. At December 31, 2002 the share purchase warrants remain unexercised.

4	Share capital:

On August 8, 2002, the Company entered into private placement agreements totaling 657,667 units at $1.50 per unit, for proceeds of $970,386, net of share issue costs of $16,114. Each unit consisted of one common share of the Company and one share purchase warrant. The warrants expire after three years, and entitle the holder to purchase one additional common share of the Company for $1.50. At December 31, 2002 the share purchase warrants remain unexercised.

5	Other expenses (earnings):

	Three months ended		Year ended
	December 31,		December 31,

	2002	2001	2002	2001

Net interest — cash	$(8,856)	$(34,067)	$182,179	$(22,745)
Interest — non-cash	16,380	—	322,325	—
Foreign currency gain (loss)	34,631	(37,741)	(16,194)	(262,646)
Loss on disposal of property and equipment	197,753	—	197,753	—
Loss on conversion of debt	43,609	—	43,609	—
Write-down of investment	—	—	—	609,477

	$283,517	$(71,808)	$729,672	$324,086

6	Segmented information:

At December 31, 2001, the Company had two business segments: Microwave and Open Networks. For the fiscal year 2002, the Company’s two business segments are: Microwave and Norsat OmniLink™.

The Microwave segment supplies satellite signal receivers, transmitters and other ground station products. During 2002, the Open Networks segment expanded from delivering open standard Digital Video Broadcasting (“DVB”) Data Hubs for the broadband Internet Protocol (“IP”) market to also include delivery of high-speed data through portable satellite terminals. The segment was renamed to Norsat OmniLink™.

The following tables set fourth information by operating segments from continuing operations for the three months and year ended December 31, 2002 and 2001 respectively.

		Norsat
Three months ended December 31, 2002	Microwave	OmniLink™	Consolidated

Sales	$3,057,030	$375,164	$3,432,194
Gross profit	$845,067	$297,474	$1,142,541

		Open
Three months ended December 31, 2001	Microwave	Networks	Consolidated

Sales	$3,845,683	$2,000,315	$5,845,998
Gross Profit	$1,186,521	$797,027	$1,983,548

		Norsat
Year ended December 31, 2002	Microwave	OmniLink™	Consolidated

Sales	$10,793,669	$3,881,137	$14,674,806
Gross profit	$4,096,227	$1,985,953	$6,082,180
Total assets related to continuing operations	$9,531,006	$6,959,227	$16,490,233
Property and equipment	$298,274	$2,398,216	$2,696,490

Year ended December 31, 2001	Microwave	Networks	Consolidated

Sales	$15,200,333	$5,398,617	$20,598,950
Gross profit	$4,501,828	$1,858,404	$6,360,232
Total assets related to continuing operations	$10,283,617	$8,084,144	$18,367,761
Property and equipment	$544,129	$3,718,077	$4,262,206

7	Supplemental cash flow disclosures:

	Three months ended		Year ended
	December 31,		December 31,

	2002	2001	2002	2001

Changes in non-cash operating working capital:
Accounts receivable	$103,426	$(1,513,695)	$446,645	$79,500
Inventories	617,913	1,976,086	480,829	469,253
Prepaid expenses and other	133,394	144,023	(18,707)	(151,726)
Accounts payable and accrued liabilities	730,049	(172,670)	(594,867)	(4,857,561)
Deferred revenue	203,214	(274,563)	(236,776)	570,618

	$1,787,996	$159,181	$77,124	$(3,889,916)

	Three months ended		Year ended
	December 31,		December 31,

	2002	2001	2002	2001

Supplementary information:
Interest paid	—	—	126,400	182,997
Income taxes paid	—	—	5,500	—

Non-cash transactions:
Value assigned to common shares and warrants issued, net of cash acquired:
Issue of common shares for settlement of debt	498,960	—	498,960	430,982
Issue of common shares and warrants for financing services	—	—	200,705	—
Reclassification of certain inventory to property and equipment	—	41,348	—	258,446

About Norsat International Inc.

Norsat International Inc. designs and markets satellite products for high-speed data transmission, including the Norsat OmniLink™ group of portable satellite terminals for application in remote or hostile environments.

For more information contact:

Troy Bullock, Chief Financial Officer	NORSAT INTERNATIONAL INC.
Phone: 604-292-9032	300 – 4401 Still Creek Drive
Fax: 604-292-9100	Burnaby, BC Canada V5C 6G9
investor@norsat.com	www.norsat.com